EXHIBIT 4.11

Adherex Technologies Inc

D. Scott Murray

37 Fielding Avenue

Toronto, ON

M4J IR4

Dear Mr. Murray,

We are pleased to offer you the position of General Counsel and Corporate Secretary at Adherex Technologies, Inc.

Reporting to John Brooks, Chief Executive Officer, you will be responsible for legal and regulatory filing requirements, corporate compliance for securities related matters, facilitating intellectual property development, maintenance of corporate records and other corporate secretary duties, and for providing general legal counsel and services as required.

In the corporate compliance aspect of the position, specific responsibilities are expected to include ensuring regulatory compliance with all securities matters; playing a significant role in corporate fundraising activities; participating in presenting strategic, business and financial plans; and managing relationships with senior management, outside auditors, Board of Directors, external counsel, and financial institutions. In this role you may also lead the financial review aspects of due diligence analysis in conjunction with the review of new business acquisitions, divestitures, and downsizing initiatives as needed. Additionally you will fulfill the role of Adherex Corporate Secretary.

In the area concerning intellectual property, examples of specific responsibilities include advising on the considerations related to the protection and dissemination of intellectual property; representing the organization in all phases of intellectual property activities, including opportunities for licensing and research collaboration; coordinating the workflow of patent lawyers in filing patent applications, dealing with inventors, and assisting with litigation work.

As General Counsel, you will be responsible for a variety of corporate legal tasks such as assisting the negotiation of corporate transactions including licenses and material transfer agreements; analyzing contracts, product acquisition agreements, and commercial leases from other firms for conformity and the negotiation of optimal terms; identifying risk exposure; advising executive management on contractual obligations and issues; establishing and maintaining document control management procedures; keeping current on legislative issues, statutes, decisions, and ordinances of judicial bodies; examining legal data to determine advisability of defending or prosecuting lawsuit; providing legal guidance to staff and acting as agent of the corporation in various business transactions.

Over time, responsibilities and/or reporting relationships may be added or changed, as business requires.

We offer an annual salary of C$150,000. You will become eligible for company-sponsored benefits, including life insurance, supplemental medical/dental coverage and three weeks paid vacation per year. In addition, you will receive paid time off during our holiday shutdown period between Christmas and New Years. As a member of the Executive Management Team, and reflective of your position as General Counsel and Corporate Secretary, you will qualify for participation in the Adherex Technologies Stock Option Plan, as administered and granted by the Board of Directors. Our recommendation to the board will be for 150,000 share options vesting equally over a three-year period, in accordance with the Adherex Stock Option Plan.

You will be reimbursed up to C$10,000 to cover reasonable relocation expenses and moving costs. Reasonable relocation expenses include trips between Ottawa and Toronto to facilitate transition issues, costs related to the physical move of belongings, and temporary accommodation. Costs not outlined here must be pre-approved to be eligible for reimbursement. Additionally, receipts must be provided for all expenses.

For your information, a list of our benefits programs and the appropriate qualifying dates are shown in the attached Pay and Benefit Program Outline. As a standard employee policy, Adherex reimburses employees for periodic professional association fees or dues required to maintain professional status. As per this policy, the cost of your professional fees, both legal and pharmacy, will be reimbursed by Adherex. Additionally, it is our understanding that you will be eligible for professional liability insurance through our standard Director and Officer Insurance program.

Within your first three months of employment, your employment may be terminated in the absence of cause at any time and for any reason upon the provision of 3 months severance pay at your regular rate. Subsequent to completion of this period, your employment may be similarly terminated with receipt of 3 months notice and 3 months severance pay. In the event that you wish to resign your position, you must provide one month notice of resignation in writing to the Chief Executive Officer. This notice may be reduced by mutual agreement. Termination provisions will be reviewable as part of the annual pay review process. However, unless new termination provisions are agreed upon at such time, the termination provisions herein will remain in effect.

This offer (and the attachments to it) constitute all the terms and conditions of your employment. If there have been any discussions or correspondence with respect to your employment, this offer supercedes such discussions or correspondence.

Your contribution to the success of Adherex is important to us. We look forward to seeing you on your first day at work, which is expected to be February 3rd, 2003. If this offer is acceptable to you, please sign below and return one original to my office. If we do not receive a signed copy of this letter on or before January 30`”, 2003, this offer is void and withdrawn.

Please accept our congratulations on your successful candidacy for this opportunity. We look forward to working with you.

Sincerely,

/s/ John Brooks
John Brooks, CFA
Chief Executive Officer

Agreed and accepted this 27th day of January, 2003.

/s/ Scott Murray
Scott Murray

Employment Offer Attachment A: Pay and Benefit Program Outline

Pay and Benefit Program Outling

Employee: Scott Murray		Job Title: Corporate Counsel
Start Date:	Pay Rate:	First Pay:	Pay Review Date:
February 1, 2003	$150,000/ Year	February 15, 2003	January 1, 2004

Vacation Entitlement

Vacation entitle is as follows:

Year 1 thru 2	Three weeks (15 days)
Year 3 thru 5	Four weeks (20 days)
Year 6 and thereafter	Four weeks (20 days)

In the first year and the years of transition to increased vacation entitlement, vacation entitlement will be pro rated annually.

Employee Benefit Programs

The effective dates shown assume successful completion of your Probationary Period.

		Cost Sharing
Benefit Program	Effective Date	Employer	Employee
Basic Group Life Insurance	May 1, 2003	100%
Basic A. D. & D Insurance	May 1, 2003	100%
Long Term Disability	May 1, 2003		100%
Dental Insurance	May 1, 2003	100%
Extended health Care Insurance	May 1, 2003	100%
Stock Options	February 1, 04-05-06

Terms and conditions of Benefit Programs are governed by the Insurer’s Master Contract and are subject to change. Where the terms of the Insurer’s Master Contract conflict with what is provided herein, the terms of the master Contract govern.

Attachment B - Statement of Terms and Conditions of Employment

1.01.1	Eligibility for Employment

In compliance with federal legislation, new employees, if requested, and as a condition of employment, must present documentation establishing their identity and their eligibility to legally work in Canada. A valid Social Insurance Number, landed immigrant papers, employment visa, or temporary work permit is deemed sufficient for this purpose. Failure to prove eligibility for employment in Canada constitutes just cause for immediate dismissal, without notice or compensation in lieu of notice.

1.02	Employment Application

Any misrepresentations, falsifications, or material omissions in any data requested during the employment application process or data requested during the hiring documentation process shall result in the exclusion of the individual from further consideration for employment or, if the person has been hired, termination of employment for cause, without notice or compensation in lieu of notice.

1.03	Employment Reference Checks

Adherex Technologies Inc. checks the employment references of all final candidates for employment. Offers of employment are contingent upon obtaining satisfactory reference checks. In order to protect an applicant’s privacy and so as not to jeopardize his or her current employment reference checks with a candidate’s current employer are not made unless the candidate’s permission is obtained. Reference checks from current employers are requested only after a conditional offer of employment is accepted.

1.04	Probationary Period

All newly hired employees are required to serve a Probationary Period during the first three (3) months after their date of hire. Significant absences during the Probationary Period will automatically extend the period by the length of the absence. The employee is classified as Probationary during this period and is ineligible for employee benefits during this time.

1.05	Confidentiality and Inventions Agreement

All employees are required to sign a non-disclosure agreement titled the Confidentiality and Inventions Agreement. Employees who improperly use or disclose inventions, trade secrets and/or other confidential business information will be subject to appropriate disciplinary action, up to and including termination of employment, and possibly legal action, even if they do not actually benefit from the disclosed information. The obligations under the Confidentiality and Inventions Agreement survive termination of employment and form part of the contract of employment between the employee and Adherex Technologies Inc.

1.06	Employees are required to observe and adhere to Adherex Technologies Inc.’s polices and practices at all times.

The conditions in this Statement of Terms and Conditions shall be outlined to each prospective employee either during the selection process and/or when an employment offer is extended and forms part of the offer of employment.

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